UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

ADAMS RESOURCES & ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

006351 308
(CUSIP Number)

Josh C Anders

Adams Resources & Energy, Inc.

17 South Briar Hollow Lane

Houston, Texas 77027

Tel:  (713) 881-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Number 006351 308

1	NAME OF REPORTING PERSON Susan Adams Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,975 Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,975 Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,085 Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9*

*       Based on 4,242,284 shares of Common Stock outstanding as of November 1, 2020.

Explanatory Note

This Statement of Beneficial Ownership on Schedule 13D (“Schedule 13D”) is being filed by Susan Adams Smith (the “Reporting Person”) with respect to the Common Stock, par value $0.10 per share (the “Common Stock”), of Adams Resources & Energy, Inc., a Delaware corporation (the “Issuer”). The Reporting Person was previously included as a reporting person together with KSA Industries, Inc. (“KSAI”), and certain other parties in a Statement of Beneficial Ownership on Schedule 13D with respect to the Common Stock, as initially filed on November 22, 2013 (the “Initial Schedule 13D”), which was amended by Amendment No. 1 filed on April 17, 2014, and by Amendment No. 2 filed on November 1, 2017.

The Reporting Person is not deemed to be a beneficial owner of more than 5% of the outstanding shares of Common Stock, and therefore is filing this separate Schedule 13D as an amendment to Schedule 13D and exit filing with respect to the Issuer. This Schedule 13D entirely supersedes, amends and restates the Initial Schedule 13D, as amended, with respect to the Reporting Person. The Reporting Person disclaims membership in any group and disclaims beneficial ownership of any shares of Common Stock held by KSAI and other parties included in the Initial Schedule 13D, as amended. The information set forth in response to this Explanatory Note and each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer, which has its principal executive offices at 17 Briar Hollow Lane, Suite 100, Houston, Texas 77027. The Reporting Person is not deemed to be a beneficial owner of more than 5% of the outstanding shares of Common Stock, and therefore is filing this separate Schedule 13D as an amendment to Schedule 13D and exit filing with respect to the Issuer.

Item 2.  Identity and Background.

This statement is being filed by the Reporting Person, Susan Adams Smith. The principal business address and principal office address of the Reporting Person is 1330 Post Oak Blvd, Suite 2825, Houston, Texas 77056.

Ms. Smith is a shareholder of KSAI and was previously included in the Initial Schedule 13D, as amended. She is not deemed to be a beneficial owner of more than 5% of the Common Stock of the Issuer. The Reporting Person was previously a director of KSAI, but ceased to hold such position effective as of December 31, 2020.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The information provided in response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction.

As previously reported in the Initial Schedule 13D, until his death on October 21, 2013, the late Kenneth Stanley Adams, Jr., reported ownership of shares of Common Stock of the Issuer held by KSAI. Currently, 100% voting control of KSAI is held by its shareholders, including the Reporting Person. The Reporting Person disclaims membership in any group and disclaims beneficial ownership of any shares of Common Stock held by KSAI and other parties included in the Initial Schedule 13D, as amended.

As previously reported in Amendment No. 1 to the Initial Schedule 13D, the Reporting Person and certain other persons acted as executors of the Estate of the late Mr. Adams (the ‟Estate”), which included shares of Common Stock previously reported by Mr. Adams.  The executors of the Estate no longer act in such capacity with respect to such Common Stock.

As previously reported in Amendment No. 2 to the Initial Schedule 13D, the Kenneth Stanley Adams, Jr., Trust (the “Trust”) conveyed 110,884 shares of Common Stock to the Reporting Person, Susan Adams Smith.

On December 29, 2020, the Reporting Person gifted 25,000 shares of Common Stock to each of the two trusts established for her children (for a total transfer of 50,000 shares of Common Stock) and donated 26,600 shares of Common Stock to the Susie and Tommy Smith Foundation. On various dates ending on January 13, 2021 the Susie and Tommy Smith Foundation sold all 26,600 shares of Common Stock.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may in the future take such actions with respect to her investments in the Issuer as she deems appropriate.

Item 5.  Interest in Securities of the Issuer.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of the Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of the Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of the Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of the Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of the Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of the Reporting Person. The percentage listed in Row 13 for the Reporting Person was calculated based on the 4,242, 284 shares of Common Stock reported to be outstanding on November 1, 2020, as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2020.

(c)       Except as noted in response to Item 4 above, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)       With the exception of certain discretionary trusts for which there are one or more trustees other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Person.

(e)       As further described in this Schedule 13D, Susan Adams Smith does not beneficially own more than 5% of the outstanding shares of Common Stock of the Issuer. Accordingly, this filing constitutes an “exit” filing for the Reporting Person.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided in response to Item 2 and Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2021

/s/ Susan Adams Smith
Susan Adams Smith

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